Exhibit 99.1

Company Contact: Pansoft Company Limited Mr. Allen Zhang Chief Financial Officer Phone: 531-8887-1159 E-mail: allen.zhang@pansoft.com
Investor Contact:
CCG Investor Relations
Mr. John Harmon, CFA
Sr. Account Manager
Phone: 10-6561-6886 Ext. 807 (Beijing)
E-mail: john.harmon@ccgir.com
Mr. Bryan Blake
Sr. MI Executive
Phone: 646-833-3416 (New York)
E-mail: bryan.blake@ccgir.com

For immediate release:

Pansoft Announces Unaudited Fiscal 2010 Year-End Results

JINAN, China, September 14, 2010, Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced unaudited financial results for the fiscal year ended June 30, 2010.

Highlights for the Fiscal 2010 Year

●	Revenues were $12.1 million, an increase of 42.6% compared to $8.5 million for the twelve months ended June 30, 2009
●	Gross profit was $5.8 million, an increase of 31.9% compared to $4.4 million for the twelve months ended June 30, 2009
●	Gross margin was 48.1%, compared to 52.1% for the twelve months ended June 30, 2009
●	Operating profit was $3.6 million, an increase of 33.3% compared to $2.7 million for the twelve months ended June 30, 2009
●	Net income was $3.2 million, an increase of 28.2% compared to $2.5 million for the twelve months ended June 30, 2009
●	Diluted earnings per share were $0.59, an increase of 27.6% compared to $0.47 for the twelve months ended June 30, 2009
●	Adjusted net income excluding share-based compensation expense was $3.7 million, an increase of 19.8% compared to $3.1 million for the twelve months ended June 30, 2009
●	Adjusted diluted EPS excluding share-based compensation expenses were $0.67, an increase of 19.3% compared to $0.57 for the twelve months ended June 30, 2009

On December 11, 2009, Pansoft's Board of Directors authorized a change in the Company's fiscal year-end to June 30 from December 31 to make its fiscal year end more consistent with the purchasing cycle of its major customers. Financial results for the 12-month period ended at June 30, 2009 are unaudited due to the change of fiscal year-end. For the 12-month period ended June 30, 2010, financial results are unaudited, because the auditing process is still in progress.

"We reported strong financial and operational results in our fiscal 2010 business year," said Guoqiang Lin, Pansoft's CEO. "We witnessed strong demand from our major clients from our large-scale software system-integration projects. We were also successful with our expansion strategy and we acquired several software companies and formed partnerships with complementary businesses to diversify our future revenue streams. We expect our core business in several sectors and our software partnerships to grow even faster next fiscal year and make a greater contribution to our top and bottom lines."

"Our strong revenue growth in fiscal 2010 exceeded our guidance. Although the increase in operating expenses reduced our profit margin versus last fiscal year, we achieved strong double-digit growth in both net income and EPS," added Allen Zhang, Pansoft's Chief Financial Officer. "We expect to maintain our momentum through organic growth and additional revenue streams from recent acquisitions."

Financial Highlights for the Twelve Months ended June 30, 2010

Revenues for the twelve months ended June 30, 2010 were $12.1 million, an increase of 42.6% from $8.5 million in the twelve months ended June 30, 2009. The increase in revenue was mainly due to higher sales from large-scale software system-integration projects, which comprised a larger proportion of total revenue, in addition to growth from other development projects and services. As business continues to expand, new revenue sources from different markets should make a greater contribution to future sales.

Cost of sales was $6.3 million, an increase of 54.3% from $4.1 million in the twelve months ended June 30, 2009. Costs increased at a slightly faster pace than revenues due to an increase in employee compensation and several new hires made during this period.

Gross profit was $5.8 million, an increase of 31.9% from $4.4 million in the twelve months ended June 30, 2009. Gross margin was 48.1%, compared to 52.1% in the prior twelve-month period.

Operating expenses were $2.2 million, an increase of 29.7% from $1.7 million in the twelve months ended June 30, 2009. Operating expenses primarily consist of general and administrative expense, selling expense, professional fees and stock-based compensation expense. The increase in operating expenses was mainly due to higher employee compensation expense for the newly established sales and marketing department, higher professional service expenses, and bonuses granted to executives for achieving revenue and profit goals set in 2009.

Operating profit was $3.6 million, an increase of 33.3% from $2.7 million in the twelve months ended June 30, 2009. Operating margin was 30.1%, compared to 32.2% in the prior twelve-month period.

Net income was $3.2 million, an increase of 28.2% from $2.5 million in the corresponding period in 2009. Adjusted net income, excluding stock-based compensation, totaled $3.7 million, an increase of 19.8% compared to $3.1 million in the twelve months ended June 30, 2009. Diluted earnings per share were $0.59, an increase of 27.6% from $0.47 in the corresponding period in 2009. Adjusted diluted EPS excluding share-based compensation expenses were $0.67, an increase of 19.3% from $0.57 for the twelve months ended June 30, 2009.

Financial Condition

As of June 30, 2010, Pansoft had $2.7 million in cash and cash equivalents, compared to $11.3 million in June 30, 2009. Total current assets were $18.8 million as of June 30, 2010, compared to $15.5 million at the end of fiscal 2009, and total current liabilities were $3.8 million, versus $0.5 million in the year-ago period. Working capital as of June 30, 2010 was $15.0 million, roughly the same as at the end of fiscal 2009. Total stockholders' equity was $19.6 million as of June 30, 2010, versus $15.8 million at the end of fiscal 2009.

In the fiscal 2010 business year, the Company made the following investments: (1) the Company transferred $7.4 million into available-for-sale investments; (2) the Company paid $1.2 million, net, for the acquisition of ITLamp; and (3) the Company paid a $1.3 million deposit for the acquisition of a 55% interest in Shandong HongAo Power Technology Limited.

Recent Developments

In August 2010, Pansoft announced a joint venture with two Japanese firms, Management Information Center Co., Ltd. and Seven Colors Corporation, to provide certain testing services for mobile phone software for SBC, Sharp Corporation's subsidiary for software development and outsourcing management. Under the agreement, Pansoft will invest a total of RMB 18 million (USD $2.7 million) for an 80% stake in the joint venture to establish a testing center in Jinan to provide testing services for Sharp.

In July 2010, Pansoft announced the signing of a joint-venture agreement with an institution of the Jinan municipal government to enter the E-commerce market, relating to prefabricated housing in China. Under this agreement, Pansoft will invest a total of RMB 15 million (approximately USD $2.2 million) over three years for a 70% stake to establish an E-commerce platform to facilitate multi-billion RMB transactions for furnishings and materials for prefabricated apartments.

In July 2010, Pansoft signed a contract to develop and install a treasury management system for PetroChina Company Limited, with development to begin immediately. The deal is worth approximately $1.8 million and the project will take three years to complete.

In July 2010, Pansoft signed two contracts with Sinopec Corp. to develop and install: (1) a centralized accounting management system, valued at approximately $2.9 million, and (2) a treasury management system upgrade, valued at approximately $1.1 million.

In June 2010, Pansoft completed the acquisition of ITLamp, a solution and service provider for oil companies in the Tarim oilfield. The transaction was valued at approximately $3.3 million, $1.9 million of which was paid in cash, and the remaining $1.4 million is to be paid through the issue of restricted stock before the end of the calendar year of 2010 or 2011, depending on the unit's financial performance. ITLamp's post-acquisition financial results were included in the Company's consolidated financial statements as of June 30, 2010.

Business Outlook

In 2011, Pansoft expects to continue to achieve sustainable organic growth driven by strong demand for its services and solutions from its existing customer base, in addition to growth from acquisitions and new clients in new market sectors and businesses. Moreover, the Company expects a meaningful contribution from the acquisitions that were made in fiscal 2010.

For the fiscal year ending June 30, 2011, Pansoft expects to maintain solid growth and achieve 60% organic growth in revenues in our core business, excluding any impact from future mergers or acquisitions or stock-based compensation.

"We look forward to integrating our acquisitions and benefiting from the synergies from our human capital and sales and marketing efforts. We expect new business generated from our acquisitions to enable us to provide a variety of software solutions and services to a wider range of customer groups and business in China. China's domestic economic growth and our industry's potential provide a solid platform for us to continue to grow and expand," said Hugh Wang, Chairman of the Board.

Adjusted Financial Measures

This release contains adjusted non-GAAP financial measures.  These adjusted financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”).  The Company’s adjusted financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its adjusted financial measures.

Reconciliations of the Company’s adjusted measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of GAAP to Non-GAAP Results.”  These adjusted measures include adjusted operating expenses, adjusted income from operations, adjusted net income, and adjusted diluted net income per share.

The Company’s management uses adjusted financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects.  The Company’s adjusted financial measures exclude certain special items, including stock-based compensation charge from its internal financial statements for purposes of its internal budgets.  Adjusted financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons.  The Company’s management believes that these adjusted financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results.

The Company’s management believes excluding stock-based compensation from its adjusted financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The adjusted financial measures have limitations.  They do not include all items of income and expense that affect the Company’s operations. Specifically, these adjusted financial measures are not prepared in accordance with GAAP, may not be comparable to adjusted financial measures used by other companies and, with respect to the adjusted financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company.  Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on September 14, 2010 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer investors’ questions.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: (877) 369-6556. International callers should dial (706) 758-6238. The conference ID for the call is 99252874.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Tuesday, September 14, 2010 at 9:00 a.m. EDT. To access the replay, dial (800) 642-1687. International callers should dial (706) 645-9291 and enter the conference ID 99252874.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control and customer relationship management.  For more information visit www.pansoft.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft’s acquisition strategies, projected revenue and net income growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

– Financial Tables Follow –

Pansoft Company Limited
Consolidated Balance Sheets (in U.S. Dollars)

	June 30, 2010	June 30, 2009
	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$2,705,957	$11,330,991
Accounts receivable, net of allowance for doubtful accounts $91,684 (2009: $110,896)	1,391,960	801,364
Unbilled revenues	6,887,471	3,058,275
Prepayments, deposits and other receivables	386,420	193,132
Inventory	61,984	145,978
Available-for-sale assets	7,399,608	-
Total current assets	18,833,400	15,529,740

Property and equipment, net	760,258	719,838
Deferred software development cost	-	36,600
Deposit for acquisition	1,340,029	-
Intangible assets	1,729,553	-
Goodwill on acquisition	719,617	-
Total assets	$23,382,857	$16,286,178

Liabilities
Current liabilities
Accounts payable	$224,011	$15,518
Accruals and other current liabilities	1,123,410	123,696
Acquisition payable	1,419,519	-
Deferred revenue	244,110	79,275
Income tax payable	325,079	6,108
Deferred income taxes	486,925	291,132
Total current liabilities	3,823,054	515,729
Commitments
Stockholders’ equity
Common stock (30,000,000 common shares authorized;
par value of $0.0059 per share; 5,438,232 shares issued
and outstanding as of June 30, 2010 and June 30, 2009)	32,080	32,080
Additional paid-in capital	9,011,160	8,564,028
Retained earnings	8,895,307	6,184,359
Statutory reserves	897,040	363,063
Accumulated other comprehensive income	724,216	626,919
Total stockholders’ equity	19,559,803	15,770,449
Total liabilities and stockholders’ equity	$23,382,857	$16,286,178

Pansoft Company Limited
Pro Forma Consolidated Statements of Operations and Comprehensive Income Sheets (in U.S. Dollars)

	12 Months Ended June 30,
	2010 (Unaudited)	2009 (Unaudited) (Note)
Sales	$12,056,872	$8,454,352
Cost of Sales	6,252,280	4,052,865
Gross profit	5,804,592	4,401,487

General and administrative expenses	910,698	735,696
Selling expenses	367,776	151,309
Professional fees	459,728	248,922
Stock based compensation	441,232	544,986
Gain on disposition of property & equipment	(1,242)	(916)
Income from operations	3,626,400	2,721,490

Other income (expenses), net	273,958	10,223
Government grant	18,895	160,981
Finance cost	(19,915)	(3,802)
Interest income	40,184	147,405
Total other income (expenses)	313,122	314,807

Income before income taxes	3,939,522	3,036,297
Provision for current income taxes	501,544	214,458
Provision for deferred income taxes	193,053	290,922

Net Income	3,244,925	2,530,917

Other comprehensive income	97,297	16,790
Comprehensive income	$3,342,222	$2,547,707

Earnings per share, basic	$0.60	$0.47
Earnings per share, diluted	$0.59	$0.47
Weighted average common shares outstanding
Basic	5,438,232	5,438,232
Diluted	5,463,177	5,438,232

Note: 12-month results are pro forma and based on the sum of two six-month periods.

Pansoft Company Limited
Reconciliation of Adjusted to GAAP Results (in U.S. Dollars)

	12 Months Ended June 30,
	2009			2010
	GAAP Results	Adjustment	Non-GAAP Results	GAAP Results	Adjustment	Non-GAAP Results
Sales	$8,454,352		$8,454,352	$12,056,872		$12,056,872
Cost of sales	4,052,865		4,052,865	6,252,280		6,252,280
Gross profit	4,401,487		4,401,487	5,804,592		5,804,592

General and administrative expenses	735,696		735,696	910,698		910,698
Selling expenses	151,309		151,309	367,776		367,776
Professional fees	248,922	(a)	248,922	459,728	(a)	459,728
Stock based compensation	544,986	(544,986)	--	441,232	(441,232	--
Gain on disposition of property & equipment	(916)		(916)	(1,242)		(1,242)
Income from operations	2,721,490		3,266,476	3,626,400		4,067,632

Other income (expenses), net	10,223		10,223	273,958		273,958
Government grant	160,981		160,981	18,895		18,895
Finance cost	(3,802)		(3,802)	(19,915)		(19,915)
Interest income	147,405		147,405	40,184		40,184
Total other income (expenses)	314,807		314,807	313,122		313,122

Income before income taxes	3,036,297		3,581,283	3,939,522		4,380,754
Provision for current income taxes	214,458		214,458	501,544		501,544
Provision for deferred income taxes	290,922		290,922	193,053		193,053

Net Income	2,530,917		3,075,903	3,244,925		3,686,157

Other comprehensive income	16,790		16,790	97,297		97,297
Comprehensive income	$2,547,707		$3,092,693	$3,342,222		$3,783,454

Earnings per share, basic	$0.47		$0.57	$0.60		$0.68
Earnings per share, diluted	$0.47		$0.57	$0.59		$0.67
Weighted average common shares outstanding
Basic	5,438,232		5,438,232	5,438,232		5,438,232
Diluted	5,438,232		5,438,232	5,463,177		5,463,177
(a) To adjust for stock-based compensation expense.

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